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                                                                      EXHIBIT 12


                             THE LUBRIZOL CORPORATION AND SUBSIDIARIES

                       Computation of Ratio of Earnings to Fixed Charges

                       (all amounts except ratios are shown in thousands)



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
                                   2003        2002        2001         2000       1999
                                ---------   ---------   ---------    ---------   ---------

Pretax income                   $ 129,071   $ 180,388   $ 139,949    $ 170,348   $ 195,350

Add (deduct) earnings of less
  than 50% owned affiliates
  (net of distributed
  earnings) included in
  pretax income                       773       1,676        (558)       1,135      (3,195)

Add losses of less than 50%
  owned affiliates included
  in pretax income                    140          --       2,162        1,818          18

Add fixed charges net of
  capitalized interest             25,114      23,298      25,041       26,869      29,696

Add previously capitalized
  interest amortized during
  period                            1,312       1,159       1,634        1,255       1,446
                                ---------   ---------   ---------    ---------   ---------

"Earnings"                      $ 156,410   $ 206,521   $ 168,228    $ 201,425   $ 223,315
                                =========   =========   =========    =========   =========

Gross interest expense
  including capitalized
  interest ("Fixed Charges")    $  25,272   $  22,239   $  24,142    $  26,282   $  28,953

Ratio of earnings to
  fixed charges                      6.19        9.29        6.97         7.66        7.71
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